12012053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

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SEC FILE NUMBER
8-67938

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Salient Capital, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, 8th Floor
(No. and Street)

Houston	**Texas**	**77027**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Chris Arnold **713-993-4066**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
UHY LLP
(Name – *of individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202	**Houston**	**Texas**	**77046**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/12

OATH OR AFFIRMATION

I, Chris Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Salient Capital, L.P., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DAWNA LYNNE DANIEL
Notary Public, State of Texas
My Commission Expires
June 12, 2013

Chris Arnold
Signature

FINOP/CFO
Title

Dawna L Daniel
Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- N/A (c) Statement of Income (Loss).
- N/A (d) Statement of Changes in Financial Condition.
- N/A (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- N/A (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report (separately bound).
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHY LLP
Certified Public Accountants

SALIENT CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

SALIENT CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

The Partners
Salient Capital, L.P.
Houston, Texas

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (the "Partnership") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salient Capital, L.P. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Houston, Texas
February 22, 2012

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash	$ 634,957
Prepaid expenses and other	51,107
TOTAL ASSETS	$ 686,064
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Accounts payable	$ 980
Accrued expenses	103,415
Due to affiliates	79,736
TOTAL LIABILITIES	184,131
PARTNERS' CAPITAL	
General partner	5,019
Limited partner	496,914
TOTAL PARTNERS' CAPITAL	501,933
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 686,064

See accompanying notes to statement of financial condition.

SALIENT CAPITAL, L.P.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

NOTE A - NATURE OF OPERATIONS

Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i), which provides that the Partnership will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. The Partnership's general partner (with a 1% ownership interest) is Salient Capital Management, LLC.

The Partnership earns fees as a placement agent in connection with certain private investment funds. As of December 31, 2011, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

The general partner and limited partner share in the profits and losses of the Partnership based on their percentage ownership.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from these estimates.

Revenues and Expenses: Revenues and expenses are recorded as earned or incurred, respectively. All revenues are derived from placement fees that are earned from private investment funds. The organizations managing such funds are not affiliates or related parties of the Partnership.

Income Taxes: As a partnership, the Partnership is not subject to federal taxes on its income. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

The Partnership follows the guidance issued by the Financial Accounting Standards Board ("FASB") in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2011, there were no amounts that had been accrued with respect to uncertain tax positions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

This entity has an annual federal partnership tax filing requirement (Form 1065). The federal tax returns for years 2008 onwards are open and subject to examination by the Internal Revenue Service. Additionally, this entity has an annual Texas franchise tax filing requirement. The Texas returns for years 2008 onwards are open and subject to examination by the Comptroller of Public Accounts. None of the Partnership's income tax returns are currently under examination by the Internal Revenue Service or the Texas Comptroller of Public Accounts.

Cash and Cash Equivalents: The Partnership considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2011, the Partnership did not have any cash equivalents.

NOTE C - RELATED PARTY TRANSACTIONS

Under a management agreement with the sole limited partner (Salient Partners, L.P.), the limited partner provides all management and back office services to the Partnership. The limited partner also pays certain overhead expenses, as defined in the management agreement. The Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days written notice.

At December 31, 2011, the Partnership owed $79,736 to the limited partner and other affiliates.

NOTE D - NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Partnership had net capital of $450,826, which was $438,551 in excess of its required net capital of $12,275. The Partnership's ratio of aggregate indebtedness to net capital was 0.41 to 1. The SEC requirements provide that partners' capital may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met.

NOTE E - SUBSEQUENT EVENTS

The Partnership has evaluated all events subsequent to the statement of financial condition date through the date this statement of financial condition was available to be issued, which was February 22, 2012.